UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: November 30, 2009	Title:	Corporate Secretary

PRESS RELEASE

Thomson intends to complete its debt restructuring by February 2010 using the ‘sauvegarde’ proceeding

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Thomson S.A. has requested and obtained the opening of a ‘sauvegarde’ proceeding to implement its debt restructuring

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Thomson will propose a plan based on the terms agreed by a majority of its senior creditors on 24 July 2009

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Lenders and bondholders will be convened to vote on the restructuring plan, respectively on 21 December and 22 December 2009

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Shareholders will be convened to an ordinary and extraordinary general meeting (“EGM”) on 27 January 2010

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End of ‘sauvegarde’ proceeding expected by February 2010

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The ‘sauvegarde’ proceeding relates solely to the holding company Thomson S.A. No operational affiliates and subsidiaries of the Thomson group are affected

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The Thomson group has adequate liquidity and will continue to operate under normal conditions during the ‘sauvegarde’ period

Paris, 30 November 2009  Thomson S.A. (The Company) (Euronext 18453; NYSE: TMS), announces today that, with the unanimous support of its Board of Directors, it has requested and obtained from the Tribunal de Commerce de Nanterre the opening of a ‘sauvegarde’ proceeding. This decision allows the Company to expeditiously complete its debt restructuring.

On 5 December 2009, the Company will make available to its creditors, the ‘sauvegarde’ restructuring plan, based on the terms agreed by a majority of its senior creditors on 24 July 2009, which will be submitted to the vote of its creditor committees on 21 December and 22 December 2009. Shareholders will be convened to an ordinary and extraordinary general meeting on 27 January 2010. Following this meeting, a judgment by the Tribunal de Commerce de Nanterre (Commercial Court of Nanterre), expected in February 2010, will conclude the sauvegarde proceeding.

The Tribunal de Commerce de Nanterre, in its judgment of 30 November 2009, has opened a ‘sauvegarde’ proceeding for the benefit of Thomson S.A. Only Thomson SA is under ‘sauvegarde’ and as a consequence, Thomson Group operations remain unaffected.

The ‘sauvegarde’ will proceed on the following timetable:

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5 December 2009 : Convening of the creditor committees and submission of the ‘sauvegarde’ restructuring plan to creditors

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14 December 2009: Convening (‘Avis de réunion’) of the ordinary and extraordinary general meeting of shareholders (EGM)

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21 December 2009: Vote of the lenders committee

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22 December 2009: Vote of the bondholders committee

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27 January 2010: EGM

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February 2010: Expected end of the ‘sauvegarde’ proceeding

While the restructuring agreement signed by the Company and a majority of its senior creditors on 24 July 2009 has expired, the ‘sauvegarde’ restructuring plan which the Company will submit to the vote of its creditors and shareholders, will be based on the terms of the restructuring agreement (Press Release of 24 July 2009 available on Thomson website).

Should the ‘sauvegarde’ restructuring plan submitted to the creditors not be approved by two thirds of each creditor committee, the Company will request on 23 December 2009 the Court to enforce a ‘plan de sauvegarde’ in accordance with French commercial code provisions. Under such a court-imposed plan, the Company expects that its current debt would be maintained, principal repayment rescheduled over 10 years with an annual repayment of 5% during the first nine years and the interest rate would remain as per the current debt agreements. Likewise, in case the shareholders reject the required resolutions submitted to the EGM, the Company will, on 28 January 2010, request that the Court proceed with the above court-imposed plan.

Frédéric Rose, Chairman & CEO, commented:

"After 10 months of constructive discussions with a majority of our creditors, I am satisfied that we have now a clear timetable for closing our debt restructuring. This allows us to provide clarity and certainty to our employees, customers, suppliers and shareholders.”

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Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges, and this press release contains certain statements, including Thomson’s current intentions, beliefs or expectations about its debt restructuring and the timetable for completion of the debt restructuring, and its future results of operations, financial condition, liquidity and prospects, that constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause the timing of Thomson’s debt restructuring or its actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to its debt restructuring and its implementation, including the ability to obtain the necessary regulatory, shareholder and other approvals, many such factors being outside of our control. Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (information réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in France, in the United States or anywhere else.

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About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net